300 North LaSalle Street Chicago, Illinois 60654

James S. Rowe
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2191		(312) 862-2200
james.rowe@kirkland.com	www.kirkland.com

June 7, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charles Lee
Jason Niethamer
Lilyanna Peyser
Mara Ransom
Tony Watson

	Re:	CDW Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 20, 2013
File No. 333-187472

Ladies and Gentlemen:

On behalf of CDW Corporation, a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter to the Company, dated June 3, 2013, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Also, as discussed with Mr. Lee, the Company is filing as Exhibit A hereto selected marked pages showing proposed changes to be made in Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”). The proposed changes primarily reflect the 143.0299613-for-1 split of the Company’s common stock that was effected on June 6, 2013 and the incorporation of the per-share price range. The Company respectfully requests that the Staff review Exhibit A in advance of the Company filing the Amendment. The Company appreciates the Staff’s willingness to accommodate the Company’s desire not to publicly disclose certain price-related information until closer to the anticipated date of the launch of the Company’s road show.

Securities and Exchange Commission

June 7, 2013

Unaudited Pro Forma Consolidated Statement of Operations, pages 47-48

1.	We reviewed your response and the revisions to your disclosure in response to comment 12 in our letter dated April 19, 2013. Please clarify whether or not you will have a signed agreement that terminates the prior Management Service Agreement before the closing of the offering. Please note that a signed agreement after the closing of the offering would call into question the “factually supportable” notion of the pro forma adjustment related to the Management Service Agreement termination.

Response: In response to the Staff’s comment, the Company confirms that it will have a signed agreement that terminates the prior Management Services Agreement before the closing of the offering. The Company will file such agreement prior to the registration statement’s effectiveness.

Exhibit 5.1

2.	We note your response to comment 3 and the statement that your amended and restated charter will become effective prior to the registration statement’s effectiveness. We believe that this statement implies that your amended and restated charter will be filed with Delaware’s Secretary of State prior to the registration statement’s effectiveness. Based on such timing, it is inappropriate for counsel to assume that your amended and restated charter “has been duly filed with the Secretary of State of the State of Delaware” because counsel’s opinion must speak as of the registration statement’s effectiveness. Please revise.

Response: In response to the Staff’s comment, counsel will revise the opinion to delete the referenced statement.

Securities and Exchange Commission

June 7, 2013

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s initial comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2191.

Sincerely,

/s/ James S. Rowe

James S. Rowe

cc:	Christine A. Leahy

CDW Corporation

EXHIBIT A